Exhibit 99.1

IBEX Limited Announces Third Quarter of Fiscal Year 2022 Financial Results

Key Highlights

●	Revenue increased 18.6% over the prior year quarter to $129.1 million, representing a combined two-year growth of 28%
●	Revenue generated from clients won since FY16 grew 60%, and now represents 70% of total revenues
●	Net income increased to $6.6 million, compared to $(0.2) million in the prior year quarter
●	Net income margin increased to 5.1%, compared to (0.2)% in the prior year quarter
●	Fully diluted earnings per share increased to $0.35, compared to $(0.01) in the prior year quarter
●	Non-GAAP adjusted EBITDA increased to $18.8 million, compared to $16.7 million in the prior year quarter
●	Non-GAAP adjusted EBITDA margin was down slightly to 14.6% compared to 15.3% in the prior year quarter, primarily due to additional growth-related expenses incurred in the current quarter
●	Reaffirming guidance for fiscal year 2022

WASHINGTON, DC— May 18, 2022—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its third fiscal quarter ended March 31, 2022.

“We delivered a strong third quarter with record year-over-year organic revenue growth of 19%, which accelerated from an impressive 13% revenue growth in Q2. Our growth was driven by integrated omnichannel solutions across both new and existing clients,” said Bob Dechant, CEO of ibex. “Over the last two years, revenue has grown at a combined 28% over the prior year period.”

Dechant continued, “Our business has reached an inflection point, and we are very excited about our trajectory. Revenue from new customers won since FY16 grew by an impressive 60% on a year-over-year basis, which represents our strategic shift into the digital-first marketplace, and now represents 70% of total company revenue, up from 52% a year ago. Our FinTech and HealthTech business grew by over 100% over the prior year and now represents 25% of total revenues. Expanding into these verticals will insulate the business from the impact of seasonality seen with some of our other verticals and lead to further stability of the revenue base. These growth drivers significantly outpace the downward pressure from our legacy business.

Our adjusted EBITDA margin improved sequentially this quarter and continues to experience short-term pressure as we ramp new clients and programs into our newly expanded capacity. We expect a meaningful mid-term margin improvement with the steady state impact of our continued onboarding of new programs, especially as we place these programs into additional capacity made available with the removal of social distancing requirements in our delivery markets.

Looking forward to FY23 and beyond, we expect to sustain our revenue trajectory firmly in excess of 10% per annum.  This revenue growth is driven primarily by the continued success of our profitable new logo engine that, over the last several years, has delivered an annualized growth rate between 40% and 60% and is now 70% of our overall business.  This growth has offset the decline of our legacy 3 clients, primarily in the telecommunications & legacy technology industry, whose revenues have been declining on average by around 30% on an annualized basis and now make up only 19% of our revenue base. We do expect the trajectory among these legacy clients to continue as a result of organic demand decline and a strategic decision that allowed us to replace our lowest margin business within this client group with a new higher margin HealthTech client. As a result, we expect revenues from this legacy set of clients to have a less pronounced effect on our business.”

Third Quarter of Fiscal Year 2022 Highlights

Business Highlights

●	Won seven new significant clients in the quarter and nineteen in the fiscal year-to-date.
●	Wins highlight the continued success in the HealthTech and digital first space. We had two key wins in HealthTech, one with a top job website company, as well as a leading collaborative graphics design company.
●	The wins are in all our key geographies, including the Philippines, Nearshore, and the US, and are a catalyst for double-digit growth in all these regions.
●	Client diversification continued to improve with less than 56% of total revenue from our top 10 clients, down from 69% in the prior year quarter and top 25 clients to 84% from 90% of total revenue.

Revenue

●	Revenue increased 18.6% to $129.1 million, compared to $108.8 million in the prior year quarter.
●	Revenue related to our new clients won since FY16 grew 60% compared to the prior year quarter and now represents 70% of our quarterly revenue and up from 52% in the prior year quarter.
●	Revenue growth was driven by strength in our FinTech, HealthTech, Retail & Ecommerce, and Travel, Transportation & Logistics verticals, partially offset by continuing decreases in our Telecommunications verticals.
●	FinTech and HealthTech (our two strategic investment verticals since FY20) increased 101% from the prior year quarter and now represent 24.6% of our business.
●	Legacy 3 clients now represent 19% of revenue, compared to 34.1% in the prior year quarter and are expected to have less of an impact on our overall results going forward.

Net Income

●	Net income increased to $6.6 million, compared to $(0.2) million in the prior year quarter. The increase in net income was primarily driven by stronger operating results and tax benefits recognized in the current quarter.
●	Net income margin increased to 5.1%, compared to (0.2)% in the prior year quarter.
●	Non-GAAP adjusted net income increased to $10.7 million, compared to $6.0 million in the prior year quarter (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin increased to 8.3%, compared to 5.5% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $18.8 million, compared to $16.7 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin decreased to 14.6%, compared to 15.3% in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin decreased primarily due to an increase in agent training costs associated with ramping our business, investment in overhead to support our growth, and the opening of our Honduras center.

Earnings Per Share

●	IFRS basic and fully diluted earnings per share increased to $0.36 and $0.35, respectively, compared to $(0.01) and $(0.01) in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share increased to $0.57, compared to $0.32 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash Flow and Balance Sheet

●	Cash flow from operations was $12.0 million, compared to $13.9 million in the prior year quarter.
●	Capex was $6.1 million compared to $6.3 million in the prior year quarter.
●	Cash and cash equivalents were $41.5 million, total borrowings were $27.4 million, and lease liabilities were $90.6 million as of March 31, 2022, compared to cash and cash equivalents of $57.8 million, total borrowings of $28.5 million, and lease liabilities of $84.0 million as of June 30, 2021.

Fiscal Year 2022 Business Outlook

We are reaffirming our revenue, adjusted EBITDA and capex guidance for our fiscal year 2022.

Share Repurchase Authorization

In the second quarter, the company’s board of directors authorized the repurchase of up to $20 million of the company’s common shares. As of May 13, the company has repurchased $3.2 million of its common shares at an average price of $14.87 per share.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its third quarter of fiscal year 2022 financial results at 4:30 p.m. Eastern Time today, May 18, 2022. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 8088444. The webcast will be available live on the investors section of ibex’s website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on May 18, 2022, until 7:30 p.m. Eastern Time on May 25, 2022, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 8088444. In addition, an archived webcast will be available on the Investors section of ibex’s website at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica, Nicaragua, and Honduras; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 14, 2021 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

IR Contact: Daniel Bellehsen, Executive Vice President, Investor Relations & Corporate Development, ibex, Dan.Bellehsen@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	March 31,	June 30,
US$ in thousands	2022	2021

Assets
Current assets
Cash and cash equivalents	$41,450	$57,842
Trade and other receivables	104,324	81,104
Due from related parties	1,133	1,755
Warrant asset	862	673
Total current assets	$147,769	$141,374

Non-current assets
Property and equipment	$41,423	$30,828
Right of use assets	78,961	75,875
Goodwill	11,832	11,832
Other intangible assets	3,244	3,209
Warrant asset	1,069	1,420
Investment in joint venture	250	258
Deferred tax asset	6,809	4,252
Other assets	5,018	5,239
Total non-current assets	$148,606	$132,913
Total assets	$296,375	$274,287

Liabilities and equity
Current liabilities
Trade and other payables	$55,252	$54,863
Deferred revenue	8,678	4,077
Lease liabilities	14,799	12,121
Borrowings	26,797	26,716
Due to related parties	3,863	4,275
Income tax payables	2,129	3,663
Total current liabilities	$111,518	$105,715

Non-current liabilities
Deferred revenue	$4,738	$3,010
Lease liabilities	75,762	71,878
Borrowings	589	1,801
Deferred tax liability	86	86
Other non-current liabilities	6,827	11,138
Total non-current liabilities	$88,002	$87,913
Total liabilities	$199,520	$193,628

Equity
Share capital	$2	$2
Additional paid-in capital	155,831	158,157
Other reserves	33,625	33,180
Accumulated deficit	(92,603)	(110,680)
Total equity	$96,855	$80,659
Total liabilities and equity	$296,375	$274,287

IBEX Limited

Unaudited Consolidated Statements of Profit or Loss

and Other Comprehensive Income / (Loss)

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, except share and per share amounts	2022	2021	2022	2021
Revenue	$129,108	$108,832	$369,865	$334,784

Payroll and related costs	88,783	72,386	256,711	223,610
Share-based payments	798	1,298	1,302	4,004
Reseller commission and lead expenses	3,143	3,275	9,824	10,776
Depreciation and amortization	8,555	7,258	24,867	20,680
Fair value measurement of share warrants	3,379	4,433	(3,608)	10,178
Other operating costs	18,563	17,778	57,050	57,711
Income from operations	$5,887	$2,404	$23,719	$7,825

Finance expenses	$(2,175)	$(2,310)	(6,595)	(6,923)
Income before taxation	$3,712	$94	$17,124	$902

Income tax benefit / (expense)	$2,886	$(339)	953	(2,082)
Net income / (loss)	$6,598	$(245)	$18,077	$(1,180)

Other comprehensive income / (loss)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(279)	$99	$(881)	$(14)
Cash flow hedges - changes in fair value	161	73	(121)	158
	$(118)	$172	$(1,002)	$144
Total comprehensive income / (loss)	$6,480	$(73)	$17,075	$(1,036)

Earnings / (loss) per share
Basic	$0.36	$(0.01)	$0.99	$(0.07)
Diluted	$0.35	$(0.01)	$0.96	$(0.07)

Weighted average shares outstanding
Basic	18,250,632	18,083,182	18,263,976	17,475,469
Diluted	18,685,848	18,083,182	18,822,680	17,475,469

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$3,712	$94	$17,124	$902
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	8,555	7,258	24,867	20,680
Amortization of warrant asset	219	229	162	677
Foreign currency translation loss / (gain)	(18)	26	(24)	229
Fair value measurement of share warrants	3,379	4,433	(3,608)	10,178
Share-based payments	798	1,298	1,302	4,004
Allowance of expected credit losses	(374)	(116)	(698)	336
Share of profit from investment in joint venture	(243)	(174)	(679)	(400)
Gain on lease terminations	(70)	(852)	(77)	(1,044)
Provision for defined benefit scheme	41	50	119	194
Finance expenses	2,175	2,310	6,595	6,923
Decrease / (increase) in trade and other receivables	691	626	(21,258)	(10,358)
Decrease / (increase) in prepayments and other assets	421	(673)	222	(1,370)
Increase / (decrease) in trade and other payables and other liabilities	(4,635)	1,991	6,197	3,043
Cash inflow from operations	14,651	16,500	30,244	33,994
Interest paid	(2,175)	(2,310)	(6,595)	(6,923)
Income taxes paid	(481)	(297)	(1,369)	(2,952)
Net cash inflow from operating activities	$11,995	$13,893	$22,280	$24,119

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(5,879)	$(5,892)	$(22,144)	$(14,597)
Purchase of other intangible assets	(192)	(407)	(1,068)	(1,274)
Dividend received from joint venture	254	146	687	373
Net cash outflow from investing activities	$(5,817)	$(6,153)	$(22,525)	$(15,498)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$15,085	$24,684	$75,217	$91,259
Repayments of line of credit	(25,500)	(38,104)	(74,727)	(93,400)
Proceeds from borrowings	-	-	-	1,714
Repayment of borrowings	(1,583)	(3,496)	(5,425)	(9,323)
Payment of related party loans	-	-	-	(1,614)
Net proceeds from initial public offering	-	-	-	63,107
Payment of listing related costs	-	-	-	(1,052)
Exercise of options	17	28	17	28
Proceeds from lease obligations	1,417	-	1,417	-
Principal payments on lease obligations	(3,308)	(3,014)	(9,855)	(14,644)
Dividend distribution	-	-	-	(4,000)
Purchase of treasury shares	(2,266)	-	(2,302)	-
Net cash inflow / (outflow) from financing activities	$(16,138)	$(19,902)	$(15,658)	$32,075
Effects of exchange rate difference on cash and cash equivalents	(121)	99	(489)	(14)
Net (decrease) / increase in cash and cash equivalents	$(10,081)	$(12,063)	$(16,392)	$40,682
Cash and cash equivalents at beginning of the period	$51,531	$74,615	$57,842	$21,870
Cash and cash equivalents at end of the period	$41,450	$62,552	$41,450	$62,552

Non-cash items
New leases	4,566	7,871	18,972	29,401
Change in accounts payable related to fixed assets	(901)	-	1,156	-

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income / (loss) before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of net income / (loss) to adjusted net income for the periods presented:

	Three months ended March 31,					Nine months ended March 31,
	2022		2021			2022		2021
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount		Per Share	Amount	Per Share	Amount		Per Share
Net income / (loss)	$6,598	$0.36	$(245)		$(0.01)	$18,077	$0.99	$(1,180)		$(0.07)
Non-recurring expenses	42	0.00	1,848		0.10	1,754	0.10	7,839		0.45
Amortization of warrant asset	219	0.01	229		0.01	162	0.01	677		0.04
Foreign currency translation (gain) / loss	(18)	(0.00)	44		0.00	(24)	(0.00)	247		0.01
Fair value measurement of share warrants	3,379	0.19	4,433		0.25	(3,608)	(0.20)	10,178		0.58
Share-based payments	798	0.04	1,298		0.07	1,302	0.07	4,004		0.23
Gain on lease terminations	(70)	(0.00)	(852)		(0.05)	(77)	(0.00)	(1,044)		(0.06)
Total adjustments	$4,350	$0.24	$7,000		$0.39	$(491)	$(0.03)	$21,901		$1.25
Tax impact of adjustments(a)	(248)	(0.01)	(722)		(0.04)	(843)	(0.05)	(2,901)		(0.17)
Adjusted net income	$10,700	$0.59	$6,033		$0.33	$16,743	$0.92	$17,820		$1.02
Adjusted net income margin	8.3%		5.5%			4.5%		5.3%

Weighted average shares outstanding - basic	18,250,632	0.59	18,083,182		0.33	18,263,976	0.92	17,475,469		1.02
Dilutive impact of share-based compensation and the Amazon warrant	435,216	(0.02)	737,826		(0.01)	558,704	(0.03)	756,977		(0.04)
Weighted average shares outstanding - diluted and adjusted fully diluted earnings per share	18,685,848	$0.57	18,821,008	(b)	$0.32	18,822,680	$0.89	18,232,446	(b)	$0.98

(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdictions.
(b)	The weighted average shares outstanding – diluted for the three and nine months ended March 31, 2021 reflect an additional 737,826 and 756,977 shares, respectively, that are anti-dilutive on an IFRS basis.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income / (loss) before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax expense, and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of net income / (loss) to adjusted EBITDA for the periods presented:

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, unaudited	2022	2021	2022	2021
Net income / (loss)	$6,598	$(245)	$18,077	$(1,180)
Finance expenses	2,175	2,310	6,595	6,923
Income tax expense	(2,886)	339	(953)	2,082
Depreciation and amortization	8,555	7,258	24,867	20,680
EBITDA	$14,442	$9,662	$48,586	$28,505
Non-recurring expenses	42	1,848	1,754	7,839
Amortization of warrant asset	219	229	162	677
Foreign currency translation (gain) / loss	(18)	44	(24)	247
Fair value measurement of share warrants	3,379	4,433	(3,608)	10,178
Share-based payments	798	1,298	1,302	4,004
Gain on lease terminations	(70)	(852)	(77)	(1,044)
Adjusted EBITDA	$18,792	$16,662	48,095	50,406
Adjusted EBITDA margin	14.6%	15.3%	13.0%	15.1%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended March 31,		Nine months ended March 31,
US$ in thousands, unaudited	2022	2021	2022	2021

Net cash provided by operating activities	$11,995	$13,893	$22,280	$24,119

Less:
Cash capital expenditures	6,071	6,299	23,212	15,871
Free cash flow(1)	$5,924	$7,594	$(932)	$8,248

(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,305 and $2,892 for the quarter ended and $9,731 and $8,063 for the nine months ended March 31, 2022 and 2021, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	March 31,	June 30,
US$ in thousands, unaudited	2022	2021
Borrowings
Current	$26,797	$26,716
Non-current	589	1,801
	$27,386	$28,517
Leases
Current	$14,799	$12,121
Non-current	75,762	71,878
	$90,561	$83,999
Total debt	$117,947	$112,516
Cash and cash equivalents	41,450	57,842
Net debt	$76,497	$54,674